CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED
2007 AUG 27 A 7:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/1622/07/LTR

21 August 2007

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

[redacted]

07026247

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 14 August 2007 (*Proposed Sale of Property Unit At Botannia*);
- 14 August 2007 (*Notification on Change in Shareholding in Subsidiary, Millennium & Copthorne Hotels plc*);
- 14 August 2007 (*Unaudited Second Quarter 2007 and Half Year 2007 Financial Statement and Dividend Announcement*);
- 14 August 2007 (*Half Year 2007 Financial Report*);
- 14 August 2007 (*Revised Half Year 2007 Financial Report*);
- 16 August 2007 (*Press Release – City Developments Limited and DC Chemical Company Limited Plan to Develop Large-Scale Integrated Commercial and Residential Project in Incheon, Korea*); and
- 21 August 2007 (*Notification on Changes in Subsidiaries and Associated Companies*)

Yours faithfully

PROCESSED
AUG 29 2007
THOMSON FINANCIAL

ENID LING
Manager
(Corporate Secretarial Services)

dlw 8/27

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)
Ms Catherine Loh

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	14-Aug-2007 17:25:47
Announcement No.	00107

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Proposed Sale of Property Unit At Botannia
Description	Please refer to the attached announcement on the above.
Attachments:	CDL_ann_140807.pdf Total size = **19K** (2048K size limit recommended)

CITY DEVELOPMENTS LIMITED
(Co. Reg. No. 196300316Z)

PROPOSED SALE OF PROPERTY UNIT AT BOTANNIA

The Directors of City Developments Limited ("CDL" or the "Company") wish to announce that the Board has approved the proposed sale of the unit (the "Unit") in the residential development known as Botannia to Mdm Cecilia Kok who is the spouse of Mr Kwek Leng Beng, the Chairman of the Board of Directors of CDL, an interested person of CDL pursuant to Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited. Botannia is a residential project jointly developed by CDL and Leonie Court Pte Ltd.

Name of Purchaser	Unit No.	Sale Price	% Discount given	Remarks
Mdm Cecilia Kok	31B West Coast Park #09-31 Botannia	$1,265,580.00 (nett after discount)	11%, being the discount offered to members of the public who purchase units in Botannia at the time of the grant of the Option to Purchase. No additional preferential discount was granted.	Spouse of Mr Kwek Leng Beng, Chairman of the Board of Directors of CDL

The Audit Committee of CDL has reviewed the terms and conditions of the proposed sale of the Unit and has approved the proposed sale. The Audit Committee is of the view that the terms of the proposed sale of the Unit are fair and reasonable and are not prejudicial to the interest of CDL and its minority shareholders.

Mr Kwek Leng Beng, being the Chairman of the Board of Directors of CDL, had abstained from the Board's review and approval of the proposed sale of the Unit.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

14 August 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	14-Aug-2007 17:34:45
Announcement No.	00127

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Notification on Change in Shareholding in Subsidiary, Millennium & Copthorne Hotels plc
Description	The Board of Directors of City Developments Limited (the "Company") wishes to announce that Reach Across International Limited ("Reach Across"), a subsidiary of the Company, has acquired an aggregate of 100,000 shares of £0.30 each in Millennium & Copthorne Hotels plc ("M&C") in the open market for an aggregate consideration of £471,700 (excluding brokerage and fees), resulting in an increase in the Company's deemed interest in M&C (held through its subsidiaries, Singapura Developments (Private) Limited, Reach Across and City e-Solutions Limited) to 156,874,390 shares, representing 53.049% of M&C's issued share capital. By Order of the Board Shufen Loh @ Catherine Shufen Loh Enid Ling Peek Fong Company Secretaries Date : 14 August 2007
Attachments:	Total size = **0** (2048K size limit recommended)

Unaudited Second Quarter 2007 and Half Year 2007 * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Shufen Loh @ Catherine Shufen Loh
Designation *	Company Secretary
Date & Time of Broadcast	14-Aug-2007 17:05:21
Announcement No.	00075

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	30-06-2007

Attachments:

CDL_Q2_07.pdf
Total size = **165K**
(2048K size limit recommended)

CITY DEVELOPMENTS LIMITED
(REG. NO. 196300316Z)

UNAUDITED SECOND QUARTER AND HALF YEAR FINANCIAL STATEMENT FOR THE PERIOD ENDED 30 JUNE 2007

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

These figures have not been audited.

	Note	The Group Second quarter ended 30 June 2007 S$'000	2006 S$'000	Incr/ (Decr) %	The Group Half year ended 30 June 2007 S$'000	2006 S$'000	Incr/ (Decr) %
Revenue	(a)	775,216	601,920	28.8	1,544,285	1,143,316	35.1
Cost of sales		(365,188)	(281,969)	29.5	(776,047)	(535,764)	44.8
Gross profit		410,028	319,951	28.2	768,238	607,552	26.4
Other operating income [2]		6,600	2,145	207.7	17,498	6,103	186.7
Administrative expenses [3]		(130,397)	(105,893)	23.1	(249,669)	(212,232)	17.6
Other operating expenses [4]		(109,648)	(104,257)	5.2	(217,185)	(204,751)	6.1
Profit from operations		176,583	111,946	57.7	318,882	196,672	62.1
Finance income [5]		10,069	7,226	39.3	30,677	17,998	70.4
Finance costs [6]		(29,082)	(35,716)	(18.6)	(59,257)	(70,623)	(16.1)
Net finance costs		(19,013)	(28,490)	(33.3)	(28,580)	(52,625)	(45.7)
Share of after-tax profit of an associate [7]		5,545	-	NM	8,330	-	NM
Share of after-tax profit of jointly-controlled entities [8]		84,194	13,291	533.5	126,853	28,644	342.9
Profit before income tax [1]		247,309	96,747	155.6	425,485	172,691	146.4
Income tax expense [9]		13,169	(22,226)	NM	(12,998)	(41,265)	(68.5)
Profit for the period		260,478	74,521	249.5	412,487	131,426	213.9
Attributable to:							
Equity holders of the Company		**194,434**	**44,887**	333.2	**320,517**	**86,095**	272.3
Minority interests		66,044	29,634	122.9	91,970	45,331	102.9
Profit for the period		260,478	74,521	249.5	412,487	131,426	213.9
Earnings per share							
- basic		20.7 cents	4.2 cents	392.9	34.5 cents	8.8 cents	292.0
- diluted		20.4 cents	4.2 cents	385.7	33.6 cents	8.8 cents	281.8

NM: Not Meaningful

Note:
(a): This excludes the Group's share of revenue in jointly-controlled entities of approximately $420 million (2006: $213 million) for 1H which in accordance to the Group's policy of equity accounting for the results of its jointly-controlled entities, only the Group's share of profits from these joint venture developments is included in the pre-tax profit.

Notes to the Group's Income Statement:

(1) Profit before taxation includes the following:

	The Group Second quarter ended 30 June		The Group Half year ended 30 June	
	2007 S$'000	2006 S$'000	2007 S$'000	2006 S$'000
Interest income	11,307	7,730	22,261	15,012
(Loss)/profit on sale of investments, property, plant and equipment (net)	(472)	121	795	84
Investment income	3,848	4,085	5,069	4,203
Write-back of allowance for foreseeable losses on development properties (net)	-	-	-	3,750
Depreciation and amortisation	(34,865)	(38,760)	(69,342)	(79,234)
Interest expenses	(28,057)	(34,833)	(57,248)	(68,769)
Net exchange gain	2,487	126	2,287	1,350
Mark-to-market (loss)/gain on financial assets held for trading (net)	(1,290)	(614)	8,364	2,721

(2) Other operating income, comprising mainly net exchange gain, management fee, profit on sale of investments and miscellaneous income, increased by $4.5 million for Q2 and $11.4 million for 1H. The increases were due to higher management fees and exchange gain. In addition, profit from sale of some shares held in CDL Hospitality Trusts and release of £1.0 million (approximately S$3.0 million) property tax provision set aside by its subsidiary, Millennium & Copthorne Hotels plc on the acquisition of Regal hotels located in United States in 1999 following protracted negotiations in Q1 2007 had also contributed to the increase for 1H.

(3) Administrative expenses, comprise mainly depreciation, hotel administrative expenses, operating lease expenses and salaries and related expenses, increased by $24.5 million for Q2 and $37.4 million for 1H primarily due to rental expenses incurred for the leaseback of four Singapore hotels commencing from July 2006 from CDL Hospitality Trusts.

(4) Other operating expenses comprise mainly property taxes and insurance on hotels, hotel other operating expenses and professional fees.

(5) Finance income comprises mainly interest income and net unrealised gain on equities held for trading. The finance income is higher by $2.8 million for Q2 and $12.7 million for 1H on account of higher interest income earned from fixed deposits in 2007.

(6) Finance costs comprise primarily interest on borrowings and amortisation of capitalised transaction costs on borrowings and debt securities. The decrease in finance costs by $6.6 million and $11.4 million for Q2 and 1H respectively is attributable to lower average borrowings.

(7) Share of after-tax profit of an associate relates to the Group's share of results of CDL Hospitality Trusts.

(8) Share of after-tax profit of jointly-controlled entities increased by $70.9 million for Q2 and $98.2 million for 1H primarily due to profit recognised from The Oceanfront @ Sentosa Cove and St. Regis Residences and higher contributions from The Sail @ Marina Bay and Parc Emily.

(9) Income tax expense for the period is derived at by applying the varying statutory tax rates on the taxable profits/(losses) and taxable/deductible temporary differences of the different countries in which the Group operates.

	The Group Second quarter 30 June		The Group Half year 30 June	
	2007	2006	2007	2006
The tax (credit)/charge relates to the following:	S$'m	S$'m	S$'m	S$'m
Profit for the period	45.8	28.3	75.9	47.5
Overprovision in respect of prior periods	(59.0)	(6.1)	(62.9)	(6.3)
	(13.2)	22.2	13.0	41.2

The $62.9 million write-back of overprovision of tax for 1H 2007 is primarily attributed to the deferred tax impact on reduction in tax rates enacted in several countries as well as of a change in United Kingdom tax legislation in respect of the removal of claw back of hotel tax allowances which resulted the Group's subsidiary, Millennium & Copthorne Hotels plc to record a tax credit of £13.0 million (approximately S$39.2 million). Consequently, the Group registered a tax credit for Q2 2007.

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

	Note	<------ The Group ------>		<-- The Company --->	
		As at 30.06.2007 S$'000	As at 31.12.2006 S$'000	As at 30.06.2007 S$'000	As at 31.12.2006 S$'000
Non-current assets					
Investment properties		2,424,486	2,438,049	274,137	276,429
Property, plant and equipment		3,987,608	3,880,780	89,906	65,923
Investments in subsidiaries		-	-	2,219,682	2,219,682
Investment in an associate		120,326	116,990	-	-
Investments in jointly-controlled entities		473,556	289,014	34,944	50,054
Financial assets		196,061	152,858	42,876	39,582
Other non-current assets		214,702	277,354	141,690	137,202
		7,416,739	7,155,045	2,803,235	2,788,872
Current assets					
Development properties		2,472,914	2,281,858	1,336,231	1,469,935
Consumable stocks		13,780	14,507	-	-
Financial assets		76,206	70,703	-	-
Trade and other receivables		759,886	705,328	1,693,256	1,376,141
Cash and cash equivalents		740,972	776,924	83,454	99,741
		4,063,758	3,849,320	3,112,941	2,945,817
Total assets		11,480,497	11,004,365	5,916,176	5,734,689
Equity attributable to equity holders of the Company					
Share capital		1,991,397	1,991,397	1,991,397	1,991,397
Reserves		2,958,834	2,743,138	2,154,899	1,914,961
		4,950,231	4,734,535	4,146,296	3,906,358
Minority interests		1,747,003	1,645,564	-	-
Total equity		6,697,234	6,380,099	4,146,296	3,906,358
Non-current liabilities					
Interest-bearing borrowings	(1)	3,101,944	2,316,947	1,274,539	589,384
Employee benefits		50,664	45,178	-	-
Other liabilities		63,424	53,323	9,532	10,070
Provisions		4,178	5,548	-	-
Deferred tax liabilities		430,823	467,267	32,864	22,955
		3,651,033	2,888,263	1,316,935	622,409
Current liabilities					
Bank overdrafts		1,659	2,319	-	-
Trade and other payables		569,789	572,641	263,775	542,253
Interest-bearing borrowings	(1)	406,916	1,029,152	146,901	610,427
Employee benefits		16,196	16,336	1,412	1,477
Other liabilities		2,499	2,498	-	-
Provision for taxation		130,416	110,701	40,857	51,765
Provisions		4,755	2,356	-	-
		1,132,230	1,736,003	452,945	1,205,922
Total liabilities		4,783,263	4,624,266	1,769,880	1,828,331
Total equity and liabilities		11,480,497	11,004,365	5,916,176	5,734,689

Note:

(1) These balances are stated at amortised cost after taking into consideration their related transaction costs.

1(b)(ii) Aggregate amount of group's borrowings and debt securities.

The Group's net borrowings refer to aggregate borrowings from banks, financial institutions and finance lease creditors, after deducting cash and cash equivalents. It excludes advances from minority shareholders of certain subsidiaries, deferred real estate taxes payable, retention sums payable, other payables and deposits received. Unamortised balance of transaction costs have not been deducted from the gross borrowings.

		As at 30/06/2007 S$'000	As at 31/12/2006 S$'000
Unsecured			
-repayable within one year		230,269	641,377
-repayable after one year		2,216,049	1,546,115
	(a)	2,446,318	2,187,492
Secured			
-repayable within one year		179,114	390,714
-repayable after one year		892,923	777,855
	(b)	1,072,037	1,168,569
Gross borrowings	(a)+(b)	3,518,355	3,356,061
Less: cash and cash equivalents		(740,972)	(776,924)
Net borrowings		2,777,383	2,579,137

Details of any collateral

Where secured, borrowings are collateralised by:

- mortgages on the borrowing companies' land and buildings and/or hotel properties and/or
- assignment of all rights and benefits to sale, lease and/or insurance proceeds

1(c) **A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Second quarter ended 30 June		Half year ended 30 June	
	2007	2006	2007	2006
	S$'000	S$'000	S$'000	S$'000
Operating Activities				
Profit before income tax	247,309	96,747	425,485	172,691
Adjustments for:				
Depreciation and amortisation	34,865	38,760	69,342	79,234
Dividend income	(3,848)	(4,085)	(5,069)	(4,203)
Finance income	(10,069)	(7,226)	(30,677)	(17,998)
Finance costs	29,082	35,716	59,257	70,623
Loss on sale of property, plant and equipment	648	19	635	56
Loss on liquidation of a jointly-controlled entity	24	1,247	24	1,247
Profit on sale of investments	(173)	(140)	(173)	(140)
Property, plant and equipment written off	570	25	570	32
Profit on disposal of interest in an associate	(3)	-	(1,257)	-
Share of after-tax profit of an associate	(5,545)	-	(8,330)	-
Share of after-tax profit of jointly-controlled entities	(84,194)	(13,291)	(126,853)	(28,644)
Value of employee services received for issue of share options	565	491	1,123	1,006
Operating profit before working capital changes	209,231	148,263	384,077	273,904
Changes in working capital				
Development properties	79,683	104,137	(160,911)	96,193
Stocks, trade and other receivables	(38,361)	(72,134)	(21,975)	(77,625)
Trade and other payables	(3,903)	49,769	17,313	37,844
Employee benefits	(4,586)	1,698	(5,606)	725
Cash generated from operations	242,064	231,733	212,898	331,041
Income tax paid	(41,310)	(26,182)	(47,454)	(37,725)
Cash flows from operating activities carried forward	**200,754**	**205,551**	**165,444**	**293,316**

	Second quarter ended 30 June		Half year ended 30 June	
	2007	2006	2007	2006
	S$'000	S$'000	S$'000	S$'000
Cash flows from operating activities brought forward	**200,754**	**205,551**	**165,444**	**293,316**
Investing Activities				
Dividends received				
- financial investments	4,269	3,620	4,321	3,715
- jointly-controlled entities	-	4,811	-	4,811
- an associate	-	-	7,947	-
Interest received	10,875	7,646	23,388	14,560
Proceeds from sale of property, plant and equipment	206	106	329	248
Proceeds from disposal of interest in an associate	1,230	-	3,893	-
Proceeds from liquidation of a jointly-controlled entity	77	-	77	-
Purchase of investments in jointly-controlled entities	(7,199)	-	(7,199)	-
Purchase of investment in an associate	(4,551)	-	(4,551)	-
Purchase of financial assets	(3,952)	(35,140)	(28,900)	(57,396)
Purchase of investment properties	(2,438)	-	(3,813)	-
Purchase of property, plant and equipment	(32,640)	(33,463)	(111,115)	(52,120)
Cash flows from investing activities	(34,123)	(52,420)	(115,623)	(86,182)
Financing Activities				
Advances (to)/from related corporations	(3,066)	(9,046)	(6,324)	2,804
Capital contribution from minority shareholders	22,270	243	26,102	3,549
Dividends paid	(178,366)	(122,832)	(189,927)	(133,953)
Fixed deposits pledged to a financial institution	-	(9)	-	(19)
Increase in/(repayment of) other long-term liabilities	135	146	(767)	336
Interest paid (including amounts capitalised as property, plant and equipment and development properties)	(43,746)	(45,254)	(76,051)	(78,088)
Net proceeds/(repayment of) from revolving credit facilities and short-term bank borrowings	28,602	(35,359)	286,222	298,015
Payment of transaction costs	(1,149)	(589)	(2,005)	(2,348)
Proceeds from bank borrowings	104,520	4,256	312,263	12,534
Proceeds from issue of shares	-	30,158	-	51,251
Proceeds from issuance of bonds and notes	168,216	128,450	289,206	328,450
Repayment of bank borrowings	(158,830)	(61,163)	(284,798)	(393,084)
Repayment of bonds and notes	(160,392)	-	(450,920)	(250,000)
Repayment to finance leases	(315)	-	(3,402)	(2,721)
Cash flows from financing activities	(222,121)	(110,999)	(100,401)	(163,274)
Net (decrease)/increase in cash and cash equivalents carried forward	**(55,490)**	**42,132**	**(50,580)**	**43,860**

	Second quarter ended 30 June		Half year ended 30 June	
	2007	2006	2007	2006
	S$'000	S$'000	S$'000	S$'000
Net (decrease)/increase in cash and cash equivalents brought forward	**(55,490)**	**42,132**	**(50,580)**	**43,860**
Cash and cash equivalents at beginning of the period	776,210	549,026	774,605	569,767
Effect of exchange rate changes on balances held in foreign currencies	18,593	(9,967)	15,288	(32,436)
Cash and cash equivalents at end of the period	**739,313**	**581,191**	**739,313**	**581,191**
Cash and cash equivalents comprise:-				
Cash and cash equivalents as shown in the Balance Sheet	740,972	585,209	740,972	585,209
Less: Fixed deposits pledged to a financial institution	-	(1,045)	-	(1,045)
Bank overdrafts	(1,659)	(2,973)	(1,659)	(2,973)
	739,313	**581,191**	**739,313**	**581,191**

1(d)(i) **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

The Group	<——Attributable to equity holders of the Company——>								
	Share Capital S$m	Share Prem. S$m	Cap. Res. S$m	Other Res.* S$m	Exch. Fluct. Res. S$m	Accum. Profits S$m	Total S$m	Minority Interests S$m	Total Equity S$m
At 1 January 2007	1,991.4	-	147.2	28.0	81.7	2,486.2	4,734.5	1,645.6	6,380.1
Translation differences on consolidation of foreign subsidiaries	-	-	-	-	(9.4)	-	(9.4)	(2.9)	(12.3)
Exchange differences on hedge of net investments in foreign entities	-	-	-	-	(0.2)	-	(0.2)	(0.1)	(0.3)
Exchange differences on monetary items forming part of net investments in foreign entities	-	-	-	-	(1.9)	-	(1.9)	(1.7)	(3.6)
Change in fair value of equity investments available for sale	-	-	-	4.0	-	-	4.0	-	4.0
Share of hedging reserve of an associate	-	-	-	(0.1)	-	-	(0.1)	(0.1)	(0.2)
Actuarial losses on defined benefit plans	-	-	-	-	-	(1.0)	(1.0)	(0.9)	(1.9)
Net gains/(losses) recognised directly in equity	-	-	-	3.9	(11.5)	(1.0)	(8.6)	(5.7)	(14.3)
Profit for the period	-	-	-	-	-	126.1	126.1	25.9	152.0
Total recognised income and expenses for the period	-	-	-	3.9	(11.5)	125.1	117.5	20.2	137.7
Change of interest in subsidiaries	-	-	-	-	-	-	-	3.8	3.8
Value of employee services received for issue of share options	-	-	-	0.3	-	-	0.3	0.3	0.6
Dividends	-	-	-	-	-	-	-	(5.1)	(5.1)
At 31 March 2007	1,991.4	-	147.2	32.2	70.2	2,611.3	4,852.3	1,664.8	6,517.1
Translation differences on consolidation of foreign subsidiaries	-	-	-	-	36.4	-	36.4	43.9	80.3
Exchange differences on hedge of net investments in foreign entities	-	-	-	-	(1.3)	-	(1.3)	(1.6)	(2.9)
Exchange differences on monetary items forming part of net investments in foreign entities	-	-	-	-	0.6	-	0.6	0.6	1.2
Change in fair value of equity investments available for sale	-	-	-	5.9	-	-	5.9	-	5.9
Share of hedging reserve of an associate	-	-	-	(0.1)	-	-	(0.1)	(0.1)	(0.2)
Actuarial losses on defined benefit plans	-	-	-	-	-	(1.5)	(1.5)	(1.4)	(2.9)
Net gains/(losses) recognised directly in equity	-	-	-	5.8	35.7	(1.5)	40.0	41.4	81.4
Profit for the period	-	-	-	-	-	194.4	194.4	66.1	260.5
Total recognised income and expenses for the period	-	-	-	5.8	35.7	192.9	234.4	107.5	341.9
Change of interest in subsidiaries	-	-	-	-	-	-	-	21.5	21.5
Acquisition of interest in a subsidiary	-	-	-	-	-	-	-	0.8	0.8
Value of employee services received for issue of share options	-	-	-	0.4	-	-	0.4	0.3	0.7
Dividends	-	-	-	-	-	(136.9)	(136.9)	(47.9)	(184.8)
At 30 June 2007	1,991.4	-	147.2	38.4	105.9	2,667.3	4,950.2	1,747.0	6,697.2

* *Other reserves comprise mainly Fair Value Reserve arising from available-for-sale investments.*

CITY DEVELOPMENTS LIMITED

(REG. NO. 196300316Z)

The Group	Share Capital S$m	Share Prem. S$m	Cap. Res. S$m	Other Res.* S$m	Exch. Fluct. Res. S$m	Accum. Profits S$m	Total S$m	Minority Interests S$m	Total Equity S$m
	<——Attributable to equity holders of the Company——>								
At 1 January 2006	460.9	1,492.3	148.2	23.3	142.0	2,281.1	4,547.8	1,527.4	6,075.2
Translation differences on consolidation of foreign subsidiaries	-	-	-	-	(38.1)	-	(38.1)	(61.3)	(99.4)
Exchange differences on hedge of net investments in foreign entities	-	-	-	-	(0.5)	-	(0.5)	0.1	(0.4)
Exchange differences on monetary items forming part of net investments in foreign entiites	-	-	-	-	1.2	-	1.2	1.1	2.3
Change in fair value of equity investments available for sale	-	-	-	3.0	-	-	3.0	-	3.0
Net gains/(losses) recognised directly in equity	-	-	-	3.0	(37.4)	-	(34.4)	(60.1)	(94.5)
Profit for the period	-	-	-	-	-	41.2	41.2	15.7	56.9
Total recognised income and expenses for the period	-	-	-	3.0	(37.4)	41.2	6.8	(44.4)	(37.6)
Issue of ordinary shares	4.2	16.9	-	-	-	-	21.1	-	21.1
Transfer from share premium account to share capital upon implementation of the Companies (Amendment) Act 2005	1,496.1	(1,509.2)	-	-	-	13.1	-	-	-
Change of interest in subsidiaries	-	-	-	-	-	-	-	3.4	3.4
Value of employee services received for issue of share options	-	-	-	0.3	-	-	0.3	0.2	0.5
Dividends	-	-	-	-	-	-	-	(4.6)	(4.6)
At 31 March 2006	1,961.2	-	148.2	26.6	104.6	2,335.4	4,576.0	1,482.0	6,058.0
Translation differences on consolidation of foreign subsidiaries	-	-	-	-	(11.9)	-	(11.9)	(13.7)	(25.6)
Exchange differences on hedge of net investments in foreign entities	-	-	-	-	-	-	-	0.4	0.4
Exchange differences on monetary items forming part of net investments in foreign entiites	-	-	-	-	(2.7)	-	(2.7)	(2.4)	(5.1)
Change in fair value of equity investments available for sale	-	-	-	(6.7)	-	-	(6.7)	-	(6.7)
Net losses recognised directly in equity	-	-	-	(6.7)	(14.6)	-	(21.3)	(15.7)	(37.0)
Profit for the period	-	-	-	-	-	44.9	44.9	29.6	74.5
Total recognised income and expenses for the period	-	-	-	(6.7)	(14.6)	44.9	23.6	13.9	37.5
Issue of ordinary shares	30.2	-	-	-	-	-	30.2	-	30.2
Change of interest in subsidiaries	-	-	-	-	-	-	-	0.2	0.2
Value of employee services received for issue of share options	-	-	-	0.3	-	-	0.3	0.2	0.5
Dividends	-	-	-	-	-	(97.3)	(97.3)	(25.6)	(122.9)
At 30 June 2006	1,991.4	-	148.2	20.2	90.0	2,283.0	4,532.8	1,470.7	6,003.5

* *Other reserves comprise mainly Fair Value Reserve arising from available-for-sale investments.*

The Company	Share Capital S$m	Share Premium S$m	Capital Res. S$m	Fair Val. Res. S$m	Accum. Profits S$m	Total S$m
At 1 January 2007	1,991.4	-	63.7	19.2	1,832.1	3,906.4
Change in fair value of equity investments available for sale	-	-	-	2.2	-	2.2
Net gain recognised directly in equity	-	-	-	2.2	-	2.2
Profit for the period	-	-	-	-	41.9	41.9
Total recognised income and expenses for the period	-	-	-	2.2	41.9	44.1
At 31 March 2007	1,991.4	-	63.7	21.4	1,874.0	3,950.5
Change in fair value of equity investments available for sale	-	-	-	1.0	-	1.0
Net gain recognised directly in equity	-	-	-	1.0	-	1.0
Profit for the period	-	-	-	-	331.7	331.7
Total recognised income and expenses for the period	-	-	-	1.0	331.7	332.7
Dividends	-	-	-	-	(136.9)	(136.9)
At 30 June 2007	1,991.4	-	63.7	22.4	2,068.8	4,146.3

The Company	Share Capital S$m	Share Premium S$m	Capital Res. S$m	Fair Val. Res. S$m	Accum. Profits S$m	Total S$m
At 1 January 2006	460.9	1,479.2	63.7	17.7	1,739.0	3,760.5
Change in fair value of equity investments available for sale	-	-	-	0.7	-	0.7
Net gain recognised directly in equity	-	-	-	0.7	-	0.7
Profit for the period	-	-	-	-	18.4	18.4
Total recognised income and expenses for the period	-	-	-	0.7	18.4	19.1
Issue of ordinary shares	4.2	16.9	-	-	-	21.1
Transfer from share premium account to share capital upon implementation of of the Companies (Amendment) Act 2005	1,496.1	(1,496.1)	-	-	-	-
At 31 March 2006	1,961.2	-	63.7	18.4	1,757.4	3,800.7
Change in fair value of equity investments available for sale	-	-	-	(3.1)	-	(3.1)
Net loss recognised directly in equity	-	-	-	(3.1)	-	(3.1)
Profit for the period	-	-	-	-	102.0	102.0
Total recognised income and expenses for the period	-	-	-	(3.1)	102.0	98.9
Issue of ordinary shares	30.2	-	-	-	-	30.2
Dividends	-	-	-	-	(97.3)	(97.3)
At 30 June 2006	1,991.4	-	63.7	15.3	1,762.1	3,832.5

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

Ordinary share capital

There was no change in the Company's issued share capital during the three months ended 30 June 2007.

Preference share capital

There were no additional non-redeemable convertible non-cumulative preference shares ("Preference Shares") issued during the three months ended 30 June 2007. The total number of issued Preference Shares as at 30 June 2007 and 30 June 2006 is 330,874,257.

As at 30 June 2007, the maximum number of ordinary shares that may be issued upon full conversion of all the Preference Shares at the sole option of the Company is 44,998,898 ordinary shares (30 June 2006: 44,998,898 ordinary shares).

2. Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.

The figures have neither been audited nor reviewed by our auditors.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The Group has applied the same accounting policies and methods of computation in the financial statements for the current financial period as those applied in the Group's most recently audited financial statements for the year ended 31 December 2006, except for those as disclosed under Paragraph 5.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.**

The Group has adopted FRS 40 – *Investment Property*, which became operative from 1 January 2007. FRS 40 permits investment properties to be stated at either fair value or cost less accumulated depreciation and accumulated impairment losses. In prior years, investment properties were accounted for under FRS 16 - *Property, Plant and Equipment* at cost less accumulated depreciation and accumulated impairment losses. On adoption of FRS 40, the Group will reclassify the carrying value of their investment properties from property, plant and equipment to investment properties, which will continue to be stated at cost less accumulated depreciation and accumulated impairment losses.

Other than FRS 40, the Group adopted various new/revised Financial Reporting Standards issued by the Council on Corporate Disclosure and Governance, which took effect from 1 January 2007. These do not have a significant impact on the Group's financial statements.

6. **Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

	Second quarter ended 30 June		Half year ended 30 June	
	2007	2006	2007	2006
Basic Earnings per share (cents)	20.7	4.2	34.5	8.8
Diluted Earnings per share (cents)	20.4	4.2	33.6	8.8
Earnings per share is calculated based on:				
a) Profit attributable to equity holders of the parent (S$'000) (*)	188,048	38,501	314,131	79,709
b) Weighted average number of ordinary shares in issue:				
- basic	909,301,330	911,802,112	909,301,330	909,777,626
- diluted (**)	954,300,228	911,802,112	954,300,228	909,777,626

* *After deducting preference dividends of $6,386,000 declared in Q2 2007 and Q2 2006.*

** *For computation of diluted earnings per share for 2007, the weighted average number of ordinary shares has been adjusted for any dilutive effect of potential ordinary shares arising from the conversion of all preference shares. For the quarter and half year ended 30.6.2006, the preference shares were anti-dilutive and therefore were excluded from the calculation of fully diluted earnings per share.*

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the:-**
(a) current financial period reported on; and
(b) immediately preceding financial year.

	The Group		The Company	
	30/6/2007 S$	31/12/2006 S$	30/6/2007 S$	31/12/2006 S$
Net Asset Value per ordinary share based on total issued 909,301,330 ordinary shares as at 30 June 2007 (909,301,330 ordinary shares as at 31 December 2006)	5.44	5.21	4.56	4.30

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**

(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and
(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Group Performance

For the second quarter of the year, the Group performed exceptionally well as attributable profit after tax and minority interests soared to $194.4 million (Q2 2006: $44.9 million), an increase of 333.0%.

For the first half of the year, the Group's profit after tax and minority interests also increased substantially by 272.2% to $320.5 million (1H 2006: $86.1 million).

Basic earnings per share increased by 392.9% to 20.7 cents (Q2 2006: 4.2 cents) for Q2 and 292.0% to 34.5 cents (1H 2006: 8.8 cents) for 1H.

The Group's outstanding performance is a record-high achievement. Its core earnings from all segments continue to grow strongly. The Group has achieved the best results in its history.

The improvement in performance is primarily due to significantly higher profit contributions in the first half of the year. Property development segment contributed 56% of the Group's total profit before tax (1H 2006: 38%) due to higher turnover and good profit margins. Hotel segment contributed 30% (1H 2006: 53%) with the strong performance achieved in New York, London and Singapore. All other segments have also improved in terms of revenue and profit before tax.

The Group's net profits do not take into account revaluation of its investment properties which is commonly practised by other listed property companies under Financial Reporting Standard (FRS) 40. FRS 40 provides the option to choose either cost or marked to market, allowing listed companies to revalue its investment properties, treating them as profit. By adopting this method, companies can reflect unrealised revaluation surpluses or deficits in the income statement which may significantly inflate or deflate the balance sheet and can cause volatile fluctuations in core earnings depending on market conditions.

The Group has therefore continued to be the only major listed Singapore property company that has adopted a conservative accounting policy of stating its investment properties at cost less accumulated depreciation and accumulated impairment, allowed by the FRS. It is the Group's view that this will provide consistent reporting of its core earning performance without the impact of unrealised gains arising from the new accounting standard (FRS 40).

In view of the strong results achieved by the Group, the Board has declared a special interim ordinary dividend of 10 cents per share (gross) for the financial year ending 31 December 2007.

Property

Singapore's economy grew strongly by 8.6% in Q2, above market expectations. The Government has raised the GDP full-year growth forecast from 5% - 7% to 7% - 8%. Unemployment fell to 2.4% in June from 2.9% in Q1, and the labour situation is expected to continue to remain tight in view of the expansion in the economy.

The construction sector has recovered with vigour and grew by 18%, the strongest growth in almost a decade. Volume of construction contracts to be awarded this year is expected to be between $19 billion and $22 billion compared to $16.1 billion last year.

The property market performed very well in Q2 with the residential property prices increasing by a record 8.3% compared to 4.8% in Q1. Take up rate was very strong with 5,129 new sales registered in Q2 compared to 4,783 units in Q1. The secondary market was very active with 7,768 units transacted in Q2 compared to 5,394 units in Q1. This is the highest achieved in the last decade.

Rentals of private residential properties also performed well, rising 10.4% in Q2 compared to 7.6% in the previous quarter. Rental is expected to continue to perform well in view of the limited new units entering the market and leases due for renewal at a much higher rate in the near term.

The Group launched two developments in Q2. In April, The Botannia, a joint venture project located at the West Coast area was launched in phases. Response to this development catered for the mid-tier market has been very good and to-date, 87% of the 493 units have been sold.

In June, the Group soft-launched its super luxurious - Cliveden at Grange. This new haute living, freehold landmark, is a prominent 110-unit upmarket development with iconic architecture and extensive landscaping. Distinctively sited in the prestigious District 10 residential enclave, and with only one residence per floor, most of the units offer virtually 360° panoramic views of the pulsating Orchard Road vicinity. Out of the 44 units released under the initial soft launch, 38 units were sold within three weeks. The Group subsequently released another 11 units and to-date 42 units have been sold.

Meanwhile, the 175-unit Tribeca at Kim Seng Road has been fully sold and the Group's joint venture project, Ferraria Park is over 90% sold.

In the period under review, profits were recognised from wholly-owned pre-sold projects such as City Square Residences, Tribeca and Monterey Park. Other joint venture developments contributing to the Group's profits include St. Regis Residences, The Sail @ Marina Bay, The Oceanfront @ Sentosa Cove, Residences @ Evelyn, Savannah CondoPark, Parc Emily, Edelweiss Park, Ferraria Park and The Pier at Robertson.

Profits were also recognised from strata units bought earlier for resale namely 7 Draycott Drive, Cuscaden Residences and The Imperial.

However, no profit was recognised from The Solitaire and One Shenton though these projects have been either fully or substantially sold, as construction for these projects are still in its early stages. The Solitaire is expected to book in its profits progressively from Q4 onwards and profits from One Shenton will only be recognised in stages from next year.

For the first half of the year, the Group sold 1,315 units valued at about $2.4 billion. The sales value is about three times what was achieved in the first half of 2006 when the Group sold 386 units valued at about $815 million.

The office market continued to perform strongly with rental increasing by 11% in Q2 compared to 10.4% in Q1. Capital value of offices rose by 8.9% compared to 4.3% in Q1.

Average occupancy islandwide is at an all time high of 92% and take up is expected to continue to be strong in view of the buoyant economy and in view of very limited office supply coming on-stream in the next few years.

In Q2, the Group strategically acquired the 17,445 square feet, freehold Thomson Mansions for $30 million which can be amalgamated with The Albany, another en bloc purchase that the Group made in February. This will not only enlarge the site providing a proposed Gross Floor Area (GFA) of 208,068 square feet, but also enhances it, creating even better value and use of the land.

In May, the Group also purchased the 86,110 square feet Tampines Grande commercial plot located near Tampines Central for $225 million. This site, situated in the midst of the popular Tampines Regional Centre, can be developed into a modern office complex with GFA of about 361,662 square feet. This purchase was strategic and timely as office space in the Central Business District (CBD) tightens. The Group is fast tracking the development of this site and the target is to complete this by early 2009. The Tampines commercial plot will offer companies an alternative location outside the CBD and the Group has already received strong interest from potential tenants.

For the first half of 2007, the Group has purchased a total of almost 600,000 square feet of land, with GFA of almost 1.5 million square feet, at a cost of approximately $1 billion. Combined with land acquisitions in 2006, the Group has amassed about 1.6 million square feet of land with potential GFA of 3.3 million square feet, at a cost of $2.1 billion (including JV share).

Hotels

Millennium & Copthorne Hotels plc (M&C) in which the Group has a 53% interest achieved a strong set of half year results.

Revenue for the half year was up 8.9% to £322.4 million at constant rates of exchange. New York, London and Singapore continued to perform strongly, backed by buoyant market conditions.

M&C's net profit after tax and minority interests for first half amounted to £52.7 million which was 122.4% above last year of £23.7 million.

The strong results achieved were due to the focused strategies that were laid down by the M&C Board in 2004. It has remained committed to its twin strategy of being both an owner and operator of hotel assets, leveraging on its real estate expertise and resources to extract maximum potential at the appropriate time.

M&C has 38.5% interest in the Singapore listed REIT, CDL Hospitality Trusts (CDLHT). In just 12 months, CDLHT has delivered very credible results for the year. Its assets under management have grown to $1.3 billion from $850 million in the same period. Its market capitalisation has grown from $580 million as at CDLHT's listing last year to $1.6 billion as at 30 July 2007. M&C has benefited from strong growth in CDLHT's asset values, earnings and management fees, in addition to CDLHT's expansion from acquisitions. The REIT provides a new platform of revenue growth for M&C. As hotel acquisition is very capital intensive, CDLHT provides another vehicle for M&C to further expand without straining its balance sheet.

The M&C Board also announced that its CEO has left the company by mutual consent with immediate effect. While there is a change in leadership, the M&C Board remains committed to its strategies and direction. The search to appoint a new Chief Executive is underway. Wong Hong Ren, an Executive Director of M&C, will act as Interim Group Chief Executive.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

The Group's performance for the period under review is in line with its expectations as disclosed in the announcement of results for the first quarter ended 31 March 2007.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

Property

The economy and the property market are expected to continue to perform well in the second half of the year. The Government recently increased the Development Charge from 50% to 70% to be applied for higher plot ratio or change of use (re-zoning). This is to reflect the appreciation in land value in light of the improving property market conditions. This has had an insignificant impact on the Group's existing projects. The Government has assured the market that this move is not a cooling measure.

In anticipation of the very strong demand, the Government has released more sites under its Government Land Sales (GLS) programme but has continued to retain the Reserve List as its mainstay as this has served the market well.

The Group is planning to launch four projects in the second half of the year.

The first is Wilkie Studio, a 40-unit boutique, niche development at the prime District 9, Mount Sophia area. Sited just next to Mount Emily Park and near the Group's joint venture project – Parc Emily, this central location is filled with vibrant artistic ambience and is fast becoming a focal point of many prestigious institutions of higher learning, arts and cultural pursuits, including the nearby Singapore Management University.

The second project is located at Shelford Road, off Dunearn Road. It is an exclusive residential district where many landed houses and luxurious condominiums are located. With close proximity to well established schools and comprising 77 units, this project is expected to be well received.

The third project is the coveted Quayside Collection at Sentosa Cove. A portion of this site has been designated for commercial development. It is the only site on Sentosa Cove that has a mixed development. The Group is planning to launch the eagerly anticipated 228-unit, ultra-luxurious residences. It is nestled between the waterways and ONE° 15 Marina club, near the Sentosa Cove Arrival Plaza. A 300-room five-star hotel and a chic shopping mall promenade will also complement this waterfront village. Demand for the residences is expected to be good given the exciting developments on Sentosa Cove and the limited housing in this gated-community.

Lastly, the redevelopment of the former Lock Cho apartments at Thomson Road is planned for launch towards year end. This 336-unit development will soar 36 storeys high, with most of the apartments facing the MacRitchie Reservoir/Polo Club area and the city. Thomson Road area is fast becoming a popular residential enclave with its excellent location and close proximity to MRT stations.

Generally, the Board notes that property developers today tend to build and sell their residential properties entirely. However, the Group has the financial stamina to consider the option of retaining key residential projects for rental purposes as long-term investments so as to meet future demand and growth opportunities given the limited land supply especially in prime locations and the potential for capital appreciation over time.

The leasing of the 700,000 square feet City Square Mall is progressing smoothly. With the Farrer Park MRT station at its door-step, this shopping haven is expected to have over 300 retail shops. The mall is on schedule for a grand opening in mid 2009.

The office sector is facing a supply crunch in the short term and the Government is releasing some short-lease properties and existing state-owned properties to alleviate the situation. However, it is inevitable that there will be a time lag before these commercial projects come into fruition.

The Government has also released several parcels of state land for tender at the Beach Road and Marina Bay areas. The Group has teamed up with reputable international partners like Istithmar Group and Elad Properties and have submitted its bid for the sizeable, 3.5ha commercial site on Beach Road which can be developed into a mixed project with nearly 1.6 million square feet GFA. 40% of the development will be designated as offices, 30% for hotel purpose and the remainder for retail, residential or other uses.

With a wealth of expertise amongst the partners and having engaged a world-class renowned architect, the consortium has proposed a unique, one-of-a-kind development. Not only will it preserve a small portion of the existing building's heritage, the proposed architecture will befit the stature and prominence of this prime site, creating an icon for Singapore. In this two-envelope tender system, the consortium has put together all the necessary ingredients comprising a distinctive design concept, complemented with persuasive pricing which will provide this site with an enticing proposition.

The Group's office properties registered an average occupancy rate of over 93%. Rentals are being progressively revised as existing leases are up for renewal.

The Group's existing commercial portfolio has been appreciating in value and rental, as anticipated has been increasing. Therefore, the Group is in an advantageous position to extract maximum value from its commercial assets at the right time. More of the Group's expiring leases are expected to be renewed at higher rates next year in tandem with the market conditions. Given the positive office outlook and the upward trend, the Group is not compelled to set a timeline to make any decisions to monetise its commercial assets. It will decide at the appropriate time, in the best interest of the company and its shareholders.

Due to very strong demand for construction works, especially by the two integrated resorts, construction costs are expected to increase further in the short term. The Government is aware of the tight situation and is in consultation with the private sector to alleviate the situation.

While there are some jitters regarding the sub-prime mortgage problems arising from the US market, the Group is not overly concerned as Singapore has not been significantly affected. Fortunately, Singapore has strong economic fundamentals, its interest rates are not high and all sectors of the economy are continuing to perform well. The mid-tier residential market is improving and projects have been well received. The high-end properties have performed phenomenally in the last 12 months and we expect it to improve gradually, but not at the same rapid pace.

Hotels

M&C's strategy based on what has been laid down by its Board has proven to be successful as it has attained its targets so far with the solid results achieved in the first half of the year. The third quarter has also begun well with RevPAR up by 7.6% in the first 4 weeks of July.

M&C's hotel assets with a balanced geographical portfolio are highly valued and sought after. Its asset-rich investment strategy has proven to be very successful especially in a medium to long term. Hotel gearing has also been reduced substantially. With the hospitality market moving in an upward momentum and as hotels are a class of assets that is in high demand, M&C's financial strength is continually enhanced.

M&C's outlook for the year remains positive, in line with its expectations.

Group Prospects

The Singapore economy is on track to perform well and the property market is one of the main beneficiaries. The Group already has overseas investments through its joint ventures, foreign real estate funds and its hotel investment, and will continue to explore property investments overseas. However, given the strong rising domestic market, the Group remains steadfast to its strategy of being the proxy to the Singapore property market. It has mobilised its resources to focus in a market that it knows best. This strategy has proven to be successful and has allowed the Group to maximise its property assets and expertise.

The Group is well positioned with relatively low gearing for its property holdings as well as its hotel assets. With its high asset value and financial strength, it is in a prime position not only to undertake large scale projects but also to seize any acquisition opportunities as they arise, despite the uncertainty from the sub-prime mortgage problems.

The Group is confident of remaining profitable for the second half of the year.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Yes.

The Company had, on 2 July 2007, paid a non-cumulative preference dividend to holders of City Developments Limited Preference Shares of 1.93 cents (net) per Preference Share, calculated at the dividend rate of 3.9% (net) per annum of the issue price of $1.00 for each Preference Share, for the dividend period from 31 December 2006 to 29 June 2007.

On 14 August 2007, the Board of Directors declared a special interim ordinary dividend of 10 cents per ordinary share less 18% Singapore income tax to ordinary shareholders.

Name of Dividend	Special Interim Ordinary Dividend
Dividend Type	Cash
Dividend Amount per ordinary share (in cents)	10.0 cents (gross)
Tax rate	18%

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

Yes

Name of Dividend	Preference Dividend
Date of payment	30 June 2006
Dividend Type	Cash
Dividend Amount per Preference Share (in cents)	1.93 cents (net)
Dividend rate (in %)	3.9% (net) per annum on the issue price of each Preference Share
Dividend period	From 31 December 2005 to 29 June 2006 (both dates inclusive)
Issue price of Preference Shares	$1.00 per Preference Share
Tax rate	20%

(c) Date payable

The payment date for special interim ordinary dividend will be announced later.

***(d)* Books Closure Date**

The books closure date will be announced later.

12. If no dividend has been declared/recommended, a statement to that effect.

Not applicable.

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT
(This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year.

By Business Segments

	The Group			
	Second quarter ended 30 June		Half year ended 30 June	
	2007 S$'000	2006 S$'000	2007 S$'000	2006 S$'000
Revenue				
Property Development	210,909	85,385	469,384	159,865
Hotel Operations	501,549	462,880	951,968	881,184
Rental Properties	48,835	40,544	95,465	81,045
Others	13,923	13,111	27,468	21,222
	775,216	601,920	1,544,285	1,143,316
Profit before tax (*)				
Property Development	133,711	26,374	237,696	64,766
Hotel Operations	87,535	65,015	129,402	92,064
Rental Properties	13,934	819	26,816	3,200
Others	12,129	4,539	31,571	12,661
	247,309	96,747	425,485	172,691

* *Includes share of after-tax profit of jointly-controlled entities.*

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.

Property Development

Revenue increased by $125.5 million (or 147.0%) to $210.9 million (2006: $85.4 million) and $309.5 million (or 193.6%) to $469.4 million (2006: $159.9 million) for Q2 and 1H respectively.

2007 pre-tax profit of $133.7 million and $237.7 million registered for Q2 and 1H is $107.3 million (or 406.4%) and $172.9 million (or 266.8%) higher compared to the similar periods for 2006.

Projects that contributed to both revenue and profit include City Square Residences, Residences @ Evelyn, Butterworth Lane, Savannah CondoPark, The Pier at Robertson, The Imperial, The Tribeca, Botannia, No.7 Draycott Drive and sale of the residential units in Sydney and land in New Zealand. In accordance to the Group's policy of equity accounting for the results of its jointly-controlled entities, whilst revenue from The Sail @ Marina Bay, Parc Emily, The Oceanfront @ Sentosa Cove, Ferraria Park, St. Regis Residences, Cuscaden Residences and Edelweiss Park has not been consolidated into the Group's total revenue, the Group's share of profits arising from these joint venture developments has been included in pre-tax profit.

The increase in revenue is mainly attributable to contributions from Botannia, The Tribeca, Residences @ Evelyn, Butterworth Lane and higher revenue generated from City Square Residences, Monterey Park, No. 7 Draycott Drive, Savannah CondoPark, The Imperial and The Pier at Robertson.

The substantial increase in pre-tax profit, which is in-line with the improvement in revenue, is also attributed to profit recognised for St. Regis Residences and The Oceanfront @ Sentosa Cove as well as higher contributions from The Sail @ Marina Bay, Parc Emily and Cuscaden Residences.

Hotel Operations

Revenue improved by $38.6 million (or 8.3%) to $501.5 million (2006: $462.9 million) for Q2 and $70.8 million (or 8.0%) to $952.0 million (2006: $881.2 million) for 1H respectively.

Pre-tax profit for this segment shows an increase of 34.6% to $87.5 million (2006: $65.0 million) for Q2 and 40.5% to $129.4 million (2006: $92.1 million) for 1H.

The increase in both revenue and pre-tax profits is mainly on account of improvement in the Group's RevPAR, backed by the buoyant market conditions, particularly in New York, London and Singapore.

Rental Properties

Revenue increased by 20.5% to $48.8 million (2006: $40.5 million) for Q2 and 17.9% to $95.5 million (2006: $81.0 million) for 1H as a result of improved average rental rates and occupancy.

Pre-tax profit increased to $13.9 million (2006: $0.8 million) for Q2 and $26.8 million (2006: $3.2 million) for 1H. These increases, in-line with the increase in revenue, are also enhanced by the profit contribution from CDL Hospitality Trusts.

Others

Revenue, comprising mainly income from hotel management, building maintenance contracts, project management, club operations and dividend income, has improved by 29.7% to $27.5 million (2006: $21.2 million) for 1H due to higher dividend income and management fees earned.

Pre-tax profit for this segment increased by $7.6 million to $12.1 million (2006: $4.5 million) for Q2 and $18.9 million to $31.6 million (2006: $12.7 million). The increases resulted from higher unrealised gain on equities held for trading, exchange gain on foreign currency loans and management fees.

15. A breakdown of sales

	<----The Group---->					
	2007			2006		
	Q1 S$'000	Q2 S$'000	1H S$'000	Q1 S$'000	Q2 S$'000	1H S$'000
Sales	769,069	775,216	1,544,285	541,396	601,920	1,143,316
Operating profit after tax before deducting minority interests	152,009	260,478	412,487	56,905	74,521	131,426

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.

Total Annual Net Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

	Full Year 2006 S$'000	Full Year 2005 S$'000
Ordinary	55,922	54,507
Special	129,121	36,338
Preference	12,904	12,904
Total	**197,947**	**103,749**

The final ordinary dividend and special final ordinary dividend for the year ended 31 December 2006 of 7.5 cents and 10.0 cents respectively per ordinary share less 18% tax have been approved by the ordinary shareholders at the Annual General Meeting held on 26 April 2007 and the dividends were paid on 18 May 2007.

17. Interested Person Transactions

Interested Persons	Aggregate value of all interested person transactions conducted for the quarter ended 30 June 2007 under the IPT Mandate pursuant to Rule 920 (excluding transactions less than $100,000)	
Hong Leong Investment Holdings Pte. Ltd. group of companies	Property-related: *(leases and marketing services)*	$1,141,043
	Total	**$1,141,043**
Directors and their immediate family members		Nil

18. Subsequent Event

On 12 July 2007, the Group's 53% owned subsidiary, Millennium & Copthorne Hotels plc (M&C), through its wholly-owned subsidiaries, accepted in full their respective allocation of an aggregate of 41,213,790 new stapled securities in CDL Hospitality Trusts (CDLHT) costing S$100.0 million (£32.8 million) under a three for every 20 existing stapled securities preferential offering of 107,162,695 new stapled securities. This now takes the M&C Group's cost of investment in CDLHT to £98.4 million for a 38.5% interest.

BY ORDER OF THE BOARD

Shufen Loh @ Catherine Shufen Loh
Company Secretary
14 August 2007

CONFIRMATION BY THE BOARD

The Directors of the Company hereby confirm, to the best of their knowledge, nothing has come to the attention of the Board of Directors which may render the Group's unaudited financial results for the second quarter and the half year ended 30 June 2007 to be false or misleading in any material respect.

On behalf of the Board of Directors

Kwek Leng Beng Executive Chairman	**Kwek Leng Joo** Managing Director

Singapore, 14 August 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	14-Aug-2007 17:14:10
Announcement No.	00090

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Half Year 2007 Financial Report
Description	Presentation slides on the above matter is attached for information.
Attachments:	1H_2007AnalystReport_14Aug07.pdf Total size = **1289K** (2048K size limit recommended)



Half Year Financial Report 1 Jan – 30 June 2007

14 August 2007

CITY DEVELOPMENTS LIMITED

Presentation Outline

- Financial Highlights
- Operations Review
- Singapore Property Market
- Market Outlook



Financial Highlights

Financial Highlights

Revenue for the Period Ended 30 Jun



1,600
1,400
1,200
1,000
800
600
400
200
$ million
301
429
837
1,175
1,129
1,118
972
1,197
1,164
1,109
1,063
1,179
1,103
1,143
1,544
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
Period

Note : The above financial information is extracted from half-yearly announcements.

Financial Highlights

PATMI for the Period Ended 30 Jun



360
300
250
200
150
100
50
-
$ million
44
85
157
223
232
131
231
157
103
71
49
77 *
63 *
86
321 **
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
Period

Note : The financial information set out above are extracted from CDL's results announcements for the half year periods for the relevant years and have not been restated to reflect the changes in accounting policies made and accounting standards adopted in certain of the periods presented.

- * Restated
- ** The Group has adopted FRS 40 cost model whereby its investment properties continue to be stated at cost less accumulated depreciation and accumulated impairment losses with effect from 1 Jan 2007.

Financial Highlights

Summary of Financial Highlights

	Q2 2006	Q2 2007	% Change	1H 2006	1H 2007	% Change
Revenue ($m)	602	775	29	1,143	1,544	35
Profit from operations ($m)	112	177	58	197	319	62
Profit after tax & MI ($m)	45	194	331	86	321	273
Earnings Per Share (cents):						
Basic	4.2	20.7	393	8.8	34.5	292
Diluted	4.2	20.4	386	8.8	33.6	282
Special interim dividend declared per ordinary share (cents)	-	10.0	-	-	10.0	-

Note: The Group has adopted FRS 40 cost model whereby its investment properties continue to be stated at cost less accumulated depreciation and accumulated impairment losses with effect from 1 Jan 2007.

Group Revenue by Segment



1,544
1,143
469
30%
160
14%
881
77%
952
62%
81
7%
21
2%
96
6%
27
2%
$ million
0
200
400
600
800
1,000
1,200
1,400
1,600
1H 2006
1H 2007
Property Development
Hotel Operations
Rental Properties
Others

Overall change = 35%

	1H 2006 $m	1H 2007 $m	% Change
Property Development	160	469	⬆ 193%
Hotel Operations	881	952	⬆ 8%
Rental Properties	81	96	⬆ 19%
Others	21	27	⬆ 29%
Total	1,143	1,544	⬆ 35%

Profit by Segment
(Before Tax)



425
173
238
57%
65
38%
92
53%
129
30%
3
2%
7%
27
6%
31
7%
$ million
0
50
100
150
200
250
300
350
400
450
1H 2006
1H 2007
Property Development
Hotel Operations
Rental Properties
Others

Overall change = 146%

	1H 2006 $m	1H 2007 $m	% Change
Property Development	65	238	⬆ 266%
Hotel Operations	92	129	⬆ 40%
Rental Properties	3	27	⬆ 800%
Others	13	31	⬆ 138%
Total	173	425	

Segment Analysis


1H 2007
1H 2006
1H 2005
Revenue by Segment
$M
Property Development
Hotel Operations
Rental Properties
Others
469.4 (30%)
27.4 (2%)
95.5 (6%)
952.0 (62%)
$1,544.3m
159.9 (14%)
21.2 (2%)
81.0 (7%)
881.2 (77%)
$1,143.3m
133.7 (12%)
20.7 (2%)
78.9 (7%)
869.6 (79%)
$1,102.9m
Profit Before Tax by Segment
$M
237.7 (57%)
31.5 (7%)
26.9 (6%)
129.4 (30%)
$425.5m
64.8 (38%)
12.7 (7%)
3.2 (2%)
92.0 (53%)
$172.7m
22.3 (14%)
2.9 (2%)
20.6 (13%)
115.4 (71%)
$161.2m

Net Borrowings

CDL Group Total	As at 31/12/06 $m	As at 30/06/07 $m	Incr/(Decr) %
Gross Borrowings	3,356.1	3,518.4	5
Less: Cash & Cash Equivalents	(776.9)	(741.0)	(5)
Net Borrowings	2,579.1	2,777.4	8

CDL's Net Gearing (%) (2003 – 30 June 2007)


Net Gearing (%)
120
100
80
60
40
20
93
67
65
54
56
2003
2004 (restated)
2005
2006
30-Jun-07

Operations Review



Property Development
(Units Booked / Sold)

	Sales Value* $'000	No. of Units	Total Floor Area (sq ft)
1H 2007	$2,385,763	1,315	1,833,130
1H 2006	$815,054	386	617,947

Sales value of units sold/booked in 1H 2007 increased by **193%**

Group's share of pre-tax profit yet to be booked : est. **$1,406 m**

* Includes share of JV partners

Operations Review

New Residential Project Launches for 2H 2007

Projects		Units
Wilkie Studio	(Total 40)	40
The Quayside Isle	(Total 228)	100
Shelford Road Development	(Total 77)	77
Total		**217**

Operations Review

Land Bank by Sector (As at 30 Jun 2007)

Type of Development	Land Area (sq ft)	%
Residential (Local & Overseas)	3,486,871	77.6
Commercial / Hotel	543,508	12.1
Industrial	462,818	10.3
TOTAL	4,493,197	100


Residential (Overseas) 8%
Industrial 10%
Commercial/ Hotel 12%
Residential (Local) 70%

Proposed GFA - 8.9 million sq ft

Operations Review

Rental Revenue by Sector (1H 2006 vs 1H 2007)


$81m
$96m
Rental Revenue (%)
100
90
80
70
60
50
40
30
20
10
0
63
17
4
16
63
17
4
16
1H 2006
1H 2007
Office
Retail
Industrial
Others*

* Including car park, serviced apartment and residential

Hotel Revenue by Region


1H 2006
29%
259
8%
67
250
305
28%
35%
Australasia
Europe
United States
Asia
1H 2007
31%
298
7%
69
275
310
29%
33%
$881m
$952m
Overall change
= ↑8%

Hotel Occupancy by Region



Hotel Occupancy Rate (%)
90.0
80.0
70.0
60.0
50.0
40.0
30.0
73.7
75.8
70.4
69.7
78.3
77.3
71.2
70.2
Asia
United States
Europe
Australasia
1H 2006
1H 2007

Hotel REVPAR

(Revenue per available room)



Hotel RevPAR ($)
190
170
150
130
110
90
70
50
30
124
142
144
157
180
193
89
89
Asia
United States
Europe
Australasia
1H 2006 *
1H 2007

* For comparability, the 1H 2006 RevPAR has been translated at constant exchange rates (30 Jun 2007).

CDL's Awards
(1H 2007)

Business Awards

FTSE4Good Social Responsibility Index (since 2002)
One of six companies in Asia (excluding Japan) included in this real time index series which reflects the performance of socially responsible equities

Singapore International 100 Ranking 2007 (since 2000)
Amongst Singapore's top companies ranked by highest overseas revenue. Presented by IE Singapore and DP Information in collaboration with the Singapore Business Federation and The Business Times.

Projects Awards

BCA Green Mark Platinum (BCA Awards 2007)
Received 10 awards at the BCA Awards 2007, including two Green Mark Platinum Awards. This is the highest recognition given to a developer in recognition of exemplary green projects and CDL is the first private developer to receive this honour.

Watermark Award (2007)
Awarded by Public Utilities Board (PUB) in recognition of CDL's significant contributions towards Singapore's water sustainability, through raising the profile of water contributions, education programmes on water conservation, and support of 3P Initiatives.

Community Awards

Home Team NS Awards for Employers 2007 (Special Award)
Received the highest honour at the Total Defence Awards 2007 - in recognition of CDL's outstanding and consistent contribution towards Singapore's national defence by Ministry of Defence and Ministry of Home Affairs.

The Distinguished Partner of the NYAA (National Youth Achievement Award)
Awarded in 2007, in recognition of CDL's continuous partnership and sustained support of youth development initiatives.



Singapore
Property Market

Singapore Property Market

Property Price Index - Residential (2002 – 1H 2007)



All Residential
200
180
160
140
120
100
80
Q2 07
147.8
Q1 02
Q2 02
Q3 02
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07

Source : URA, 2Q 2007

Singapore Property Market

No. of New Private Residential Units Launched vs
Units Sold (Projects Under Construction) (2002 – 1H 2007)



New Units Launched
New Units Sold (Projects Under Construction)
12,000
10,000
8,000
6,000
4,000
2,000
0
Number of Units
9,385
2002
2003
2004
2005
2006
1H 2007

	New Units Launched	New Units Sold (Uncompleted)
2002	9,507	8,506
2003	5,216	4,497
2004	5,881	4,617
2005	8,201	7,790
2006	11,069	10,363
1H 2007	8,621	9,385

Source : URA, 2Q 2007

Singapore Property Market

No. of Uncompleted Private Residential Units Available (2002 – 1H 2007)



Not Launched
Launched & Unsold
Number of Units
24,000
20,000
16,000
12,000
8,000
4,000
0
15,677
14,718
15,836
10,277
9,480
9,284
2002
2003
2004
2005
2006
1H 2007

	Launched & Unsold	Not Launched	Total
2002	4,970	10,707	15,677
2003	4,722	9,996	14,718
2004	4,639	11,197	15,836
2005	2,949	7,328	10,277
2006	2,536	6,944	9,480
1H 2007	1,658	7,626	9,284

Source : URA, 2Q 2007

Singapore Property Market

Property Price Index - Commercial (2002 – 1H 2007)



Index
120
100
80
60
40
20
0
Q2 07
107.7
Q2 07
101.4
Office
Shop
Q1 02
Q2 02
Q3 02
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07

Source : URA, 2Q 2007

Singapore Property Market

Average Office Rental in CBD (2002 –1H 2007)


$psf/month
Raffles Place
Non CBD-Core
$13.80
$9.60
$7.75
$5.90
$5.70
$3.35
2002
2003
2004
2005
2006
1H 2007

Source : JLL Research, 2Q 2007

Singapore Property Market

Average Prime Level Retail Rental (2002 – 1H 2007)


$psf/month
$28.80
$29.85
$30.30
$20.25
$21.05
$21.35
Primary Area (Orchard Road)
Suburban Area
2002
2003
2004
2005
2006
1H 2007

Source : JLL Research, 2Q 2007

Market Outlook



Market Outlook

Singapore Economic Outlook

- Economy grew strongly with GDP growth of 8.6% in Q2, above market expectations
- Government raised GDP full year growth forecast from 5% - 7% to 7% - 8%
- Unemployment fell 2.4% in June compared to 2.9% in Q1. The labour situation is expected to remain tight in view of the expansion of the economy
- Raised GDP growth forecast due to broad-based growth across major sectors like construction and a buoyant domestic property market

Market Outlook

Property Market - Residential

- For the first time, the Government released more detailed real estate data, providing the public with a more comprehensive view of the property market
- Private residential property prices have increased by a record 8.3% compared to 4.8% in Q1
- 5,129 new sales registered in Q2 reflecting a strong take-up rate, compared to 4,783 units in Q1
- Transaction volume for the secondary market in Q2 registered a new record of 7,768 units. This is the highest achieved in the last decade
- Rentals of private residential properties rose 10.4% in Q2 compared to 7.6% in Q1 and rental is expected to continue to perform well

Market Outlook

Property Market - Office Rentals

- Office sector has performed strongly with rentals increasing by 11% in Q2 compared to 10.4% in Q1. Average occupancy is at an all time high of 92%
- Capital value of offices rose by 8.9% in Q2 compared to 4.3% in Q1
- The Government has released some short-lease properties and existing state-owned properties to alleviate the office supply crunch. However, prime office market is expected to continue to perform well as there will be time lag before these properties are developed


CITY DEVELOPMENTS LIMITED

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	14-Aug-2007 19:19:06
Announcement No.	00245

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Half Year 2007 Financial Report
Description	We refer to our announcement released on 14 August 2007 (Announcement No. 090) and attach herewith the revised presentation slides, for information.
Attachments:	1H2007Analyst_Report_14Aug2007.pdf Total size = **318K** (2048K size limit recommended)


Half Year
Financial Report
1 Jan – 30 June 2007
14 August 2007

Presentation Outline

- Financial Highlights
- Operations Review
- Singapore Property Market
- Market Outlook



Financial
Highlights

Financial Highlights

Revenue for the Period Ended 30 Jun



1,600
1,400
1,200
1,000
800
600
400
200
$ million
301
429
837
972
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
Period

Note : The above financial information is extracted from half-yearly announcements.

Financial Highlights

PATMI for the Period Ended 30 Jun


321 **
223
157
71
44
2001
2007
Period

Note : The financial information set out above are extracted from CDL's results announcements for the half year periods for the relevant years and have not been restated to reflect the changes in accounting policies made and accounting standards adopted in certain of the periods presented.

* Restated

** The Group has adopted FRS 40 cost model whereby its investment properties continue to be stated at cost less accumulated depreciation and accumulated impairment losses with effect from 1 Jan 2007.

Financial Highlights

Summary of Financial Highlights

	Q2 2006	Q2 2007	% Change	1H 2006	1H 2007	% Change
Revenue ($m)	602	775	29	1,143	1,544	35
Profit from operations ($m)	112	177	58	197	319	62
Profit after tax & MI ($m)	45	194	331	86	321	273
Earnings Per Share (cents):						
Basic	4.2	20.7	393	8.8	34.5	292
Diluted	4.2	20.4	386	8.8	33.6	282
Special interim dividend declared per ordinary share (cents)	-	10.0	-	-	10.0	-

Note: The Group has adopted FRS 40 cost model whereby its investment properties continue to be stated at cost less accumulated depreciation and accumulated impairment losses with effect from 1 Jan 2007.

Group Revenue by Segment



$ million
1H 2006
1H 2007
1,143
1,544
Property Development
Hotel Operations
Rental Properties
Others
Overall change = 35%

	1H 2006 $m	1H 2007 $m	% Change
Property Development	160	469	⬆ 193%
Hotel Operations	881	952	⬆ 8%
Rental Properties	81	96	⬆ 19%
Others	21	27	⬆ 29%
Total	1,143	1,544	⬆ 35%

Profit by Segment
(Before Tax)



$ million
1H 2006
1H 2007
173
425
Property Development
Hotel Operations
Rental Properties
Others
Overall change = 146%

	1H 2006 $m	1H 2007 $m	% Change
Property Development	65	238	⬆ 266%
Hotel Operations	92	129	⬆ 40%
Rental Properties	3	27	⬆ 800%
Others	13	31	⬆ 138%
Total	173	425	

Segment Analysis


1H 2007
1H 2006
1H 2005
Revenue by Segment
$M
Property Development
Hotel Operations
Rental Properties
Others
$1,544.3m
$1,143.3m
$1,102.9m
Profit Before Tax by Segment
$M
$425.5m
$172.7m
$161.2m

Net Borrowings

CDL Group Total	As at 31/12/06 $m	As at 30/06/07 $m	Incr/(Decr) %
Gross Borrowings	3,356.1	3,518.4	5
Less: Cash & Cash Equivalents	(776.9)	(741.0)	(5)
Net Borrowings	2,579.1	2,777.4	8

CDL's Net Gearing (%) (2003 – 30 June 2007)


Net Gearing (%)
120
100
80
60
40
20
93
67
65
54
56
2003
2004 (restated)
2005
2006
30-Jun-07


Operations
Review

Property Development
(Units Booked / Sold)

	Sales Value* $'000	No. of Units*	Total Floor Area (sq ft)
1H 2007	$2,385,763	1,315	1,833,130
1H 2006	$815,054	386	617,947

Sales value of units sold/booked in 1H 2007 increased by **193%**

Group's share of pre-tax profit yet to be booked : est. **$1,406 m**

* Includes share of JV partners

Operations Review

New Residential Project Launches for 2H 2007

Projects		Units
Wilkie Studio	(Total 40)	40
The Quayside Isle	(Total 228)	100
Shelford Road Development	(Total 77)	77
Total		**217**

Operations Review

Land Bank by Sector (As at 30 Jun 2007)

Type of Development	Land Area (sq ft)	%
Residential (Local & Overseas)	3,488,871	77.6
Commercial / Hotel	543,508	12.1
Industrial	462,818	10.3
TOTAL	4,493,197	100



Residential (Overseas) 8%
Industrial 10%
Commercial/ Hotel 12%
Residential (Local) 70%

Proposed GFA - 8.9 million sq ft

Operations Review

Rental Revenue by Sector (1H 2006 vs 1H 2007)



$81m
$96m
Rental Revenue (%)
100
90
80
70
60
50
40
30
20
10
0
17
17
1H 2006
1H 2007
Office
Retail
Industrial
Others*

* Including car park, serviced apartment and residential

Hotel Revenue by Region



1H 2006
29%
259
8%
67
250
305
28%
35%
$881m
Australasia
Europe
United States
Asia
Overall change
= ↑8%
1H 2007
31%
298
7%
69
275
310
29%
33%
$952m

Hotel Occupancy by Region



90.0
80.0
70.0
60.0
50.0
40.0
30.0
Hotel Occupancy Rate (%)
73.7
75.8
70.4
69.7
78.3
77.3
71.2
70.2
Asia
United States
Europe
Australasia
1H 2006
1H 2007

Hotel REVPAR

(Revenue per available room)



190
170
150
130
110
90
70
50
30
Hotel RevPAR ($)
124
142
144
157
180
193
89
89
Asia
United States
Europe
Australasia
1H 2006 *
1H 2007

* For comparability, the 1H 2006 RevPAR has been translated at constant exchange rates (30 Jun 2007).

CDL's Awards
(1H 2007)

Business Awards	
FTSE4Good Social Responsibility Index (since 2002)	One of six companies in Asia (excluding Japan) included in this real time index series which reflects the performance of socially responsible equities
Singapore International 100 Ranking 2007 (since 2000)	Amongst Singapore's top companies ranked by highest overseas revenue. Presented by IE Singapore and DP Information in collaboration with the Singapore Business Federation and The Business Times.
Projects Awards	
BCA Green Mark Platinum (BCA Awards 2007)	Received 10 awards at the BCA Awards 2007, including two Green Mark Platinum Awards. This is the highest recognition given to a developer in recognition of exemplary green projects and CDL is the first private developer to receive this honour.
Watermark Award (2007)	Awarded by Public Utilities Board (PUB) in recognition of CDL's significant contributions towards Singapore's water sustainability, through raising the profile of water contributions, education programmes on water conservation, and support of 3P initiatives.
Community Awards	
Home Team NS Awards for Employers 2007 (Special Award)	Received the highest honour at the Total Defence Awards 2007 - in recognition of CDL's outstanding and consistent contribution towards Singapore's national defence by Ministry of Defence and Ministry of Home Affairs.
The Distinguished Partner of the NYAA (National Youth Achievement Award)	Awarded in 2007, in recognition of CDL's continuous partnership and sustained support of youth development initiatives.

Singapore Property Market



Singapore Property Market

Property Price Index - Residential (2002 – 1H 2007)



All Residential
200
180
160
140
120
100
80
Q2 07
147.8
Q1 02 Q2 02 Q3 02 Q4 02 Q1 03 Q2 03 Q3 03 Q4 03 Q1 04 Q2 04 Q3 04 Q4 04 Q1 05 Q2 05 Q3 05 Q4 05 Q1 06 Q2 06 Q3 06 Q4 06 Q1 07 Q2 07

Source : URA, 2Q 2007

Singapore Property Market

No. of New Private Residential Units Launched vs
Units Sold (Projects Under Construction) (2002 – 1H 2007)



New Units Launched
New Units Sold (Projects Under Construction)
12,000
10,000
8,000
6,000
4,000
2,000
0
Number of Units
8,621
9,385
2002 2003 2004 2005 2006 1H 2007

	New Units Launched	New Units Sold (Uncompleted)
2002	9,507	8,506
2003	5,216	4,497
2004	5,881	4,617
2005	8,201	7,790
2006	11,069	10,363
1H 2007	8,621	9,385

Source : URA, 2Q 2007

Singapore Property Market

No. of Uncompleted Private Residential Units Available (2002 – 1H 2007)


24,000
20,000
16,000
12,000
8,000
4,000
0
Number of Units
Not Launched
Launched & Unsold
15,677
14,718
15,836
10,277
9,480
9,284
2002
2003
2004
2005
2006
1H 2007

	Launched & Unsold	Not Launched	Total
2002	4,970	10,707	15,677
2003	4,722	9,996	14,718
2004	4,639	11,197	15,836
2005	2,949	7,328	10,277
2006	2,536	6,944	9,480
1H 2007	1,658	7,626	9,284

Source : URA, 2Q 2007

Singapore Property Market

Property Price Index - Commercial (2002 – 1H 2007)


120
100
80
60
40
20
0
Index
Q2 07
107.7
Q2 07
101.4
Office
Shop
Q1 02
Q2 02
Q3 02
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07

Source : URA, 2Q 2007

Singapore Property Market

Average Office Rental in CBD (2002 –1H 2007)



$psf/month
16
14
12
10
8
6
4
2
0
Raffles Place
Non CBD-Core
$13.80
$9.60
$7.75
$5.90
$5.70
$3.35
2002
2003
2004
2005
2006
1H 2007

Source : JLL Research, 2Q 2007

Singapore Property Market

Average Prime Level Retail Rental (2002 – 1H 2007)



$psf/month
35
30
25
20
15
10
5
0
$28.80
$29.85
$30.30
$20.25
$21.05
$21.35
Primary Area (Orchard Road)
Suburban Area
2002
2003
2004
2005
2006
1H 2007

Source : JLL Research, 2Q 2007


Market
Outlook

Market Outlook

Singapore Economic Outlook

- Economy grew strongly with GDP growth of 8.6% in Q2, above market expectations
- Government raised GDP full year growth forecast from 5% - 7% to 7% - 8%
- Unemployment fell 2.4% in June compared to 2.9% in Q1. The labour situation is expected to remain tight in view of the expansion of the economy
- Raised GDP growth forecast due to broad-based growth across major sectors like construction and a buoyant domestic property market

Market Outlook

Property Market - Residential

- For the first time, the Government released more detailed real estate data, providing the public with a more comprehensive view of the property market
- Private residential property prices have increased by a record 8.3% compared to 4.8% in Q1
- 5,129 new sales registered in Q2 reflecting a strong take-up rate, compared to 4,783 units in Q1
- Transaction volume for the secondary market in Q2 registered a new record of 7,768 units. This is the highest achieved in the last decade
- Rentals of private residential properties rose 10.4% in Q2 compared to 7.6% in Q1 and rental is expected to continue to perform well

Market Outlook

Property Market - Office Rentals

- Office sector has performed strongly with rentals increasing by 11% in Q2 compared to 10.4% in Q1. Average occupancy is at an all time high of 92%
- Capital value of offices rose by 8.9% in Q2 compared to 4.3% in Q1
- The Government has released some short-lease properties and existing state-owned properties to alleviate the office supply crunch. However, prime office market is expected to continue to perform well as there will be time lag before these properties are developed



Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	16-Aug-2007 17:15:45
Announcement No.	00068

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Press Release - City Developments Limited and DC Chemical Company Limited Plan to Develop Large-Scale Integrated Commercial and Residential Project in Incheon, Korea
Description	Please see attached release issued by City Developments Limited on 16 August 2007.
Attachments:	CDL_DCC-Release.pdf Total size = **33K** (2048K size limit recommended)

CITY DEVELOPMENTS LIMITED

IMMEDIATE RELEASE

16 AUGUST 2007

CDL AND DC CHEMICAL PLAN TO DEVELOP LARGE-SCALE INTEGRATED COMMERCIAL AND RESIDENTIAL PROJECT IN INCHEON, KOREA

Multi-million dollar investment in a large-scale commercial, hotel and residential project in Yong-Hyun / Hak-ik, 1 Block site. Incheon city is venue of 2014 Asian Games

DC Chemical Company Limited (DCC) and City Developments Limited (CDL) have entered into a memorandum of understanding ("MOU") with the intention to jointly develop a substantial site located at and known as Yong-Hyun / Hak-ik, 1 Block, in Incheon, Korea, which is owned primarily by DCC and its affiliates.

CDL and/or its affiliates are looking to invest between US$150 million and US$300 million in equity in connection with this development. Earlier today, DCC held a Press conference in Incheon to outline the partners' vision on the development plans for this site, which will be home to the Asian Games in 2014, and how it will contribute to the repositioning of Incheon as a major global metropolis.

Singapore-listed property group CDL is part of the Hong Leong Group. Listed on the Korean Stock Exchange, DCC is among the world's top producers of carbon black, soda ash and pitch. In 2006, DCC generated sales of more than Korean Won (KRW) 2.2 trillion and employed more than 3,800 people worldwide.

The anchor facility of the 1.55-million-square-metre Yong-Hyun / Hak-ik, 1 Block site is a large-scale integrated commercial centre which will comprise an upscale five-star hotel, a Grade-A office tower, a serviced residence, a retail podium and other mixed-use facilities to be built on a land area of 281,850 square metres. North of the integrated commercial centre, another 380,000 square metres of the site have been slated for residential development.

The integrated commercial centre is expected to consist of a 50-storey tower, comprising a top-class hotel, a serviced residence, and an office building which will be anchor facilities of the development. Department stores, brand-outlets, multiplex cinemas and e-sports gaming hall will flank both sides of the tower.

The proposed integrated commercial centre is expected to be 1.5 times larger than the COEX centre in Kangnam, Seoul, 2.5 times larger than Central City, Kangnam, and three times larger than Dongtan Metapolis. The intended project is 2.5 times larger than another world-class landmark, Roppongi Hills in Tokyo, Japan.

Well-renowned British design and engineering firm Atkins, which created the world's first seven-star hotel, Burj Al-Arab in Dubai is the conceptual designer for Yong-Hyun / Hak-ik, 1 Block's initial design process.

Development work scheduled to begin in 2009 is expected to transform the landscape of Yong-Hyun / Hak-ik, 1 Block into a modern city by 2012. Construction for the main commercial centre (Phase 1) will commence first followed by the residential blocks (Phase 2) in 2010 and finally, the construction of the leisure facilities (Phase 3) in 2011.

The development will be designed with safety and environmental sustainability in mind. CDL was the first private developer in Singapore to receive ISO 14001 (Environmental Management System) certification from the Singapore regulatory authorities – Building and Construction Authority (BCA). CDL has an established green corporate policy and has won numerous BCA Green Mark Awards. It will utilise its experience and resources to incorporate eco-friendly practices for the Yong-Hyun / Hak-ik, 1 Block development.

"We're always on the lookout for new strategic growth opportunities and given the exciting developments in Korea, we believe that this investment is timely. This project is our first large-scale integrated development in Korea. Yong-Hyun / Hak-ik, 1 Block is located in Incheon, a city with immense growth potential and solid infrastructure, and the development will be easily accessible. With the synergistic collaboration of an established company such as DCC, coupled with our many decades of experience in the real estate and hotel industry, we are very positive about the prospects of this project," said Mr Chia Ngiang Hong, Group General Manager of CDL.

Mr. Baik, Woo-Suk, Chief Executive Officer of DCC said: "The large-scale commercial centre will significantly increase the economic activities for the area and will create many new jobs, positively benefiting Incheon City's economy. When Incheon City hosts the Asian Games in 2014, this commercial centre will be the very first image visitors will see when crossing over on Incheon Bridge into Incheon City."

About City Developments Limited
City Developments Limited (CDL) is an international property and hotel conglomerate involved in real estate development and investment, hotel ownership and operations and provision of hospitality solutions. An industry leader, CDL has been pioneering industry initiatives and benchmarks for over four decades. CDL has a presence in 21 countries with over 250 subsidiaries and associated companies together with five listed companies on the stock exchanges of Hong Kong, London, New Zealand, the Philippines and Singapore. Millennium & Copthorne Hotels plc (M&C), the London-listed international arm of CDL, is a dynamic hotel group that owns and operates over 100 hotels in 18 countries around the world.

About DC Chemical Company Limited

DC Chemical produces over 40 products, covering a wide range of chemicals in the areas of inorganic chemicals, coal and petrochemicals and fine chemicals, including hydrogen peroxide, soda ash, sodium carbonate peroxyhydrate, fumed silica, carbon black, pitch, TDI and PVA. With the strategic goal of becoming a leading global company, DC Chemical is focusing on its core businesses.

For media enquiries, please contact:

From City Developments Limited:

Belinda Lee
Senior Manager, Head (Corporate Comms)
City Developments Limited
(Regn No: 196300316Z)
Tel: (65) 6428 9315

Gerry De Silva
Head, Group Corporate Affairs
Hong Leong Group, Singapore
Tel: (65) 6428 9308

From DC Chemical, Ltd:

Mr. Oh, Changwoo
Public Relations General Manager
Incheon Development Project Division
Tel: 032-830-2523

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	21-Aug-2007 12:39:41
Announcement No.	00017

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Notification on Changes in Subsidiaries and Associated Companies
Description	Please refer to the attached announcement on the above.
Attachments:	CDL_ann_210807.pdf Total size = **38K** (2048K size limit recommended)

CITY DEVELOPMENTS LIMITED
(Co. Reg. No.196300316Z)

NOTIFICATION ON CHANGES IN SUBSIDIARIES AND ASSOCIATED COMPANIES

The Board of Directors of City Developments Limited ("CDL" or the "Company") wishes to announce the following changes in subsidiaries and associated companies within the Millennium & Copthorne Hotels plc ("M&C") Group and City e-Solutions Limited ("CES") Group:

1. **Incorporation/Acquisition of New Subsidiaries and Associated Companies**

   (a) M&C Group

   (i) M&C Hotels Holdings USA Limited, a direct subsidiary of M&C has acquired a 51% interest in Millennium & Copthorne Middle East Holdings Limited ("MCMEHL") on 10 January 2007. The principal activity of MCMEHL is that of an investment and holding company.

   (ii) Millennium & Copthorne (Jersey) Holdings Limited, a wholly-owned subsidiary of Republic Hotels & Resorts Limited, has acquired a wholly owned subsidiary (based on voting rights), Millennium & Copthorne (Jersey) Limited ("MCJL") on 30 June 2006. The principal activity of MCJL is that of finance.

   (b) CES Group

   (i) CES has on 28 May 2007 incorporated a wholly-owned subsidiary known as CES Education Holdings Pte. Ltd. ("CESEH"). The principal activity of CESEH is that of investment holding.

   (ii) CES has on 14 June 2007 acquired a wholly-owned subsidiary known as CES Hospitality Holdings Limited ("CESHHL"). The principal activity of CESHHL is that of investment holding.

   (iii) CESEH has on 1 June 2007 acquired a 50% interest in Mindchamps Holdings Pte. Ltd. ("MHPL"). The principal activity of MHPL is that of training, education and investment holding.

   (iv) CESHHL has on 25 June 2007 acquired a 40% interest in a joint venture company known as Tune Hospitality Investments FZCO ("THIFZCO"). The principal activity of THIFZCO is that of real estate investment holding.

2/..

2. **Increase in shareholding in CDL Investments New Zealand Limited ("CDLI")**

Pursuant to a dividend reinvestment plan, CDLI has on 30 March 2007 allotted and issued 9,434,483 new shares at a strike price of NZ$0.0398527 per share to Millennium & Copthorne Hotels New Zealand Limited ("M&CHNZ"), a subsidiary of M&C, upon M&CNZ's election to receive its dividends in the form of new shares.

Consequent upon the said allotment of shares, the shareholdings of M&CNZ in CDLI increased from 63.48% to 64.32%.

3. **Changes in Shareholding Interest in Subsidiary Company, Grand Plaza Hotel Corporation ("GPHC")**

The Philippine Fund Limited ("TPFL") and Zatrio Pte Ltd ("ZPL") have accepted GPHC's shares buyback offer ("GPHC's offer") for the purchase of part of their shareholdings in GPHC. GPHC is a subsidiary within the M&C Group.

GPHC's offer was made to all shareholders of GPHC based on the buyback ratio of one share for every twenty-five shares held by each shareholder in the share capital of GPHC at the price of Philippine Pesos 50 per share.

Following the acceptance of GPHC's offer, the M&C Group's shareholding in GPHC is as follows:-

	TPFL No. of shares of P10 each	% shareholding	ZPL No. of shares of P10 each	% shareholding
Shareholding before acceptance of GPHC's offer	39,749,348	54.17% *	24,280,450	33.09% *
Shares sold back to GPHC	(1,569,973)	-	(971,218)	-
Total shareholdings after acceptance of GPHC's offer	38,179,375	54.18% **	23,309,232	33.08% **

* percentage based on the issued and paid up share capital of 73,376,207 shares (net of treasury stocks)

** percentage based on the issued and paid up share capital of 70,462,058 shares (net of treasury stocks)

By Order of the Board

Enid Ling Peek Fong
Company Secretary
Date: 21 August 2007

END